Exhibit 99.87

DHX Media announces sales in the Middle East, Central and Eastern Europe

HALIFAX, March 4, 2014 /CNW/ - DHX Media Ltd. ("DHX Media" or the "Company") (TSX: DHX), a leading independent creator, producer, distributor and licensor of children's entertainment content, has signed seven licenses with traditional and digital broadcasters in the Middle East and Central, Eastern Europe, as well as Turkey.

Chellomedia Central Europe has renewed season one and licensed season three of popular preschool show Martha Speaks, for its channel Minimax broadcasting in Hungary, Romania, Czech Republic and Slovakia; while in Croatia, RTL Kockika has picked up animated trio Arthur, Johnny Test, and Caillou.

Polish video on-demand ("VOD") channel Onet has also picked up Martha Speaks, Johnny Test and Sabrina's Secret Life, and Arab-broadcasting network MBC Group has picked up shows including The Zack Files for its MBC3 channel.

Yumurcak TV in Turkey has acquired the evergreen show Caillou (season five) which is based on the life and adventures of the eponymous character. Yumurcak TV in Turkey is also home to Ella the Elephant which is set to air this spring.

Finally, Arthur has been sold to public broadcaster Irib in Iran, with In the Night Garden acquired by Prime Media in Kazakhstan.

Sophie Prigent, Territory Manager for DHX Media said: "The Central and Eastern Europe, Middle East and Turkish regions are burgeoning markets for our programming, particularly in preschool animation which is proving to be consistently popular. We're maintaining strong relationships with the major broadcasters as well as signing an increasing number of deals with new VOD platforms a trend we expect to continue."

About DHX Media Ltd.:

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

Disclaimer

This press release contains forward looking statements with respect to the Company, including statements about the value of the substantial issuer bid to the Company's remaining shareholders and its effects on the Company's earnings per share. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks related to market factors, including changing popularity of the titles in the Company's production library, application of accounting policies and principles, and production related risks, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters fiscussed under "Risk Factors" in the Company's short form prospectus dated November 4, 2013, Annual Information Form, and the annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR
+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 04-MAR-14